WHEELER WASOFF, P.C. CERTIFIEDPUBLICACCOUNTANTS

March 6, 2006

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Medina International Corp.
File Ref. No. 000-50482

Ladies and Gentlemen:

     We were previously the principal accountant for Medina International Corp. and, under the date of March 17, 2005 we reported on the financial statements of Medina International Corp. as of and for the year ended December 31, 2004. Our appointment as principal accountant was terminated. We have read the statements included under Item 4.01 of Medina International Corp. Form 8-K dated February 23, 2006 and we agree with the information contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Signed

Wheeler Wasoff, P.C.

1601 BLAKE STREET, SUITE 505, DENVER, COLORAD O80202-1329 TEL: (303)572-8900 FAX: (303) 572-8927